UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MedAvail Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

58406B103

(CUSIP Number)

Fan Yu

Unit 3002-3004, 30th Floor

Gloucester Tower, The Landmark

15 Queen’s Road Central

Hong Kong

+852 31219699

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58406B103	13D	Page 1 of 13 pages

1	Names of Reporting Persons Ally Bridge Group-WTT Global Life Science Capital Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 34,237,606
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 34,237,606

11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,237,606
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 34.3%
14	Type of Reporting Person PN

CUSIP No. 58406B103	13D	Page 2 of 13 pages

1	Names of Reporting Persons ABG-WTT Global Life Science Capital Partners GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 34,237,606
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 34,237,606

11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,237,606
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 34.3%
14	Type of Reporting Person PN

CUSIP No. 58406B103	13D	Page 3 of 13 pages

1	Names of Reporting Persons ABG-WTT Global Life Science Capital Partners GP Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 34,237,606
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 34,237,606

11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,237,606
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 34.3%
14	Type of Reporting Person CO

CUSIP No. 58406B103	13D	Page 4 of 13 pages

1	Names of Reporting Persons Ally Bridge MedAlpha Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 9,312,215
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,312,215

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,312,215
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.1%
14	Type of Reporting Person PN

CUSIP No. 58406B103	13D	Page 5 of 13 pages

1	Names of Reporting Persons Ally Bridge Group (NY) LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 9,312,215
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,312,215

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,312,215
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.1%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 58406B103	13D	Page 6 of 13 pages

1	Names of Reporting Persons ABG Management Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 9,312,215
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,312,215

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,312,215
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.1%
14	Type of Reporting Person CO

CUSIP No. 58406B103	13D	Page 7 of 13 pages

1	Names of Reporting Persons ABG WTT-MedAvail Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 34,237,606
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 34,237,606

11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,237,606
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 34.3%
14	Type of Reporting Person CO

CUSIP No. 58406B103	13D	Page 8 of 13 pages

1	Names of Reporting Persons Fan Yu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 9,312,215
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,312,215

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,312,215
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 11.1%
14	Type of Reporting Person IN

CUSIP No. 58406B103	13D	Page 9 of 13 pages

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on November 30, 2020 (as amended to date, the “Schedule 13D”), relating to the common stock, $0.001 par value (the “Common Stock”) of MedAvail Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

Issuance of Series A Warrants

On June 16, 2023 (the “Issuance Date”), pursuant to the terms of the 2023 Securities Purchase Agreement and following receipt of the Requisite Stockholder Approval on June 14, 2023, the Issuer issued to ABG WTT and MedAlpha 6,818,181 and 965,130 Series A Warrants, respectively, for no additional consideration. Each of the Series A Warrants has an exercise price of $0.385440 per share and is immediately exercisable. The Series A Warrants will expire five years following the Issuance Date.

CUSIP No. 58406B103	13D	Page 10 of 13 pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, based on 80,523,932 shares of Common Stock outstanding as of May 5, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 18, 2023:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Ally Bridge Group-WTT Global Life Science Capital Partners, L.P.	34,237,606	34.3%	0	34,237,606	0	34,237,606
ABG-WTT Global Life Science Capital Partners GP, L.P.	34,237,606	34.3%	0	34,237,606	0	34,237,606
ABG-WTT Global Life Science Capital Partners GP Limited	34,237,606	34.3%	0	34,237,606	0	34,237,606
Ally Bridge MedAlpha Master Fund L.P.	9,312,215	11.1%	0	9,312,215	0	9,312,215
Ally Bridge Group (NY) LLC	9,312,215	11.1%	0	9,312,215	0	9,312,215
ABG Management Ltd.	9,312,215	11.1%	0	9,312,215	0	9,312,215
ABG WTT-MedAvail Limited	34,237,606	34.3%	0	34,237,606	0	34,237,606
Fan Yu	9,312,215	11.1%	0	9,312,215	0	9,312,215

ABG WTT is the record holder of 15,029,480 shares of Common Stock and may be deemed the beneficial owner of (i) 5,571,764 shares of Common Stock subject to the Warrants, (ii) 6,818,181 shares of Common Stock subject to the Pre-Funded Warrants and (iii) 6,818,181 shares of Common Stock subject to the Series A Warrants. MedAlpha is the record holder of 5,894,897 shares of Common Stock and may be deemed the beneficial owner of (i) 1,487,058 shares of Common Stock subject to the Warrants, (ii) 965,130 shares of Common Stock subject to the Pre-Funded Warrants and (iii) 965,130 shares of Common Stock subject to the Series A Warrants.

ABG WTT is wholly owned by Ally Bridge Group-WTT Global Life Science Capital Partners, L.P. Voting and investment decisions with respect to any securities held of record by ABG WTT are made by the investment committee of ABG-WTT Global Life Science Capital Partners GP Limited, which is the general partner of ABG-WTT Global Life Science Capital Partners GP, L.P., which is the general partner of Ally Bridge Group-WTT Global Life Science Capital Partners, L.P. As such, each of the foregoing entities may be deemed to share beneficial ownership of the shares held by ABG WTT. Each of them disclaims any such beneficial ownership.

CUSIP No. 58406B103	13D	Page 11 of 13 pages

Mr. Fan Yu is the sole shareholder of ABG Management Ltd., which is the sole member of Ally Bridge Group (NY) LLC, which manages MedAlpha’s investments. As such, each of the foregoing entities and Mr. Fan Yu may be deemed to share beneficial ownership of the shares held of record by MedAlpha. Each of them disclaims any such beneficial ownership.

(c) Except as set forth in Item 4 above, during the past 60 days, none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d) None.

(e) Not applicable.

CUSIP No. 58406B103	13D	Page 12 of 13 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 21, 2023

Ally Bridge Group-WTT Global Life Science Capital Partners, L.P.

By: ABG-WTT Global Life Science Capital Partners GP, L.P., its general partner
By: ABG-WTT Global Life Science Capital Partners GP Limited, its general partner

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Director

ABG-WTT Global Life Science Capital Partners GP, L.P.

By: ABG-WTT Global Life Science Capital Partners GP Limited, its general partner

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Director

ABG-WTT Global Life Science Capital Partners GP Limited

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Director

Ally Bridge MedAlpha Master Fund L.P.

By: Ally Bridge MedAlpha General Partner L.P., its general partner
By: Ally Bridge MedAlpha GP, LLC, its general partner

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Manager

CUSIP No. 58406B103	13D	Page 13 of 13 pages

Ally Bridge Group (NY) LLC

By: ABG Management Ltd., its managing member

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Director

ABG Management Ltd.

By:	/s/ Fan Yu
Name:	Fan Yu
Title:	Director

ABG WTT-MedAvail Limited

By:	/s/ Charles Chon
Name:	Charles Chon
Title:	Director

Fan Yu

/s/ Fan Yu
Name: Fan Yu